

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2023

Michael Mano
Senior Vice President and General Counsel
Karyopharm Therapeutics Inc.
85 Wells Avenue, 2nd Floor
Newton, MA 02459

Re: Karyopharm Therapeutics Inc.
Registration Statement on Form S-3
Filed February 17, 2023
File No. 333-269846

Dear Michael Mano:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arzhang Navai at 202-551-4676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Craig Hilts